                                                                    May 15, 2000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that the balance sheet and income statement filed with this interim report reflect in all material respects the results of operations of Columbia Energy Services Corporation (Columbia Energy Services) for the calendar quarter ended March 31, 2000.


                                        Very truly yours,

                                        COLUMBIA ENERGY SERVICES CORPORATION


                                        By:  //s// R. L. Dennis
                                             ---------------------------------
                                             R. L. Dennis, Vice President

                      Columbia Energy Services Corporation
                                  Balance Sheet
                              As of March 31, 2000
                                     ($000)


ASSETS

                        Confidential treatment requested

                      Columbia Energy Services Corporation
                                  Balance Sheet
                              As of March 31, 2000
                                     ($000)


CAPITALIZATION AND LIABILITIES


                        Confidential treatment requested

                      Columbia Energy Services Corporation
                                Income Statement
                      For the Quarter Ended March 31, 2000
                                     ($000)


Operating Revenues                                 70,434

Operating Expenses
      Products purchased                           61,241
      Operation                                    12,450
      Depreciation                                    447
      Other taxes                                     684
                                                   -------
Total Operating Expenses                           74,822
                                                   -------
Operating (Loss)                                   (4,388)
                                                   -------


                        Confidential treatment requested